CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2178/07/LTR

7 December 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

07028629

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 4 December 2007 (*South Beach – A Synergistic and Dynamic Collaboration of Unique* Diversity).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Dec-2007 12:39:42
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	South Beach – A Synergistic and Dynamic Collaboration of Unique Diversity
Description	Please find attached the Press Release on the above matter issued on 4 December 2007.
Attachments:	041207PressRelease.pdf Total size = **59K** (2048K size limit recommended)

Dubai World

CITY DEVELOPMENTS LIMITED

ELADGROUP

PRESS RELEASE

4 December 2007

SOUTH BEACH – A SYNERGISTIC AND DYNAMIC COLLABORATION OF UNIQUE DIVERSITY

Possibly the first of such an internationally dynamic collaboration of this scale in this part of the world, South Beach has elevated Singapore's position in the global arena with City Developments Limited's invitation to and successful bringing together of two prominent international conglomerates, Dubai World and Elad Group, in their largest Singapore investment to-date in a consortium led by City Developments Limited (CDL). The tender price for this multi-billion dollar South Beach development project is S$1,688,888,000 and is estimated to be completed by 2012.

The equal partnership between these three unique conglomerates is made more dynamic by the extensive experience and contacts each has in the hotel, real estate and retail segments.

Likely to be the last major strategic site in the Civic District, South Beach will stand out on the city skyline with its revolutionary modern and environmentally sustainable architecture which is also sensitive to the preservation of the conserved buildings that it will encompass. As the Singapore economy grows from strength to strength, South Beach will be a beacon signalling exciting times ahead – with the introduction of prominent global investors and corporations making their mark in Singapore.

South Beach will house premium office space, two luxury hotels, exclusive city residences and exquisite retail space with a total gross floor area of 146,827 square metres in two tower blocks of up to 45 storeys and four conserved blocks. Designed by prominent architectural British firm, Foster + Partners, South Beach is designed to become a revolutionary New Eco-Quarter in Singapore, perhaps even establishing itself as a green icon in the region.

The strategic partnerships between these three global powerhouses has led to dramatic, vibrant and refreshing concepts such as South Beach, which will undoubtedly propel Singapore into its next lap of economic development and evolution to become a truly global city. In leveraging on the strengths of each partner to bring the best global brands to Singapore, South Beach will stand tall as an emblem of economic and business possibilities for Singapore.

CDL is a leading listed developer in Singapore, with over 40 years of experience. It has been helping to transform the landscapes of Singapore, setting new benchmarks of perfection, pioneering new lifestyle concepts and developing projects that display exceptional quality and standards. Some of its recent high profile developments include The Sail @ Marina Bay – one of the tallest residences in the world, One Shenton, The Oceanfront @ Sentosa Cove and the exclusive St. Regis Hotel and Residences. CDL is one of Singapore's biggest landlords commanding over 4 million square feet of lettable office, retail, industrial and residential space island-wide. The CDL Group also has real estate investments in Moscow, Thailand, Japan, South Korea and China.

CDL's experience in hotel development and management has been global and extensive. Its London-listed subsidiary Millennium & Copthorne Hotels plc owns and manages over 100 hotels in 18 countries globally including the Millennium Biltmore in LA and Millennium Gloucester in London Kensington. The listed CDL Hospitality Trust is also the largest hotel owner in Singapore with over 2,300 rooms.

Mr Kwek Leng Beng, Executive Chairman of CDL, said, "The Government has strategically positioned Singapore as a global city to live, work and play. We are now starting to enjoy the fruits of this foresight and have successfully attracted high profile events such as the upcoming Formula One Grand Prix next September and the rolling out of the two mega-scale integrated resorts. With continued growth of the economy, vigorous job creation and attraction of foreign talent, Singapore is indeed making a dramatic transformation into an energetic and dynamic city in Asia-Pacific. Naturally, this has attracted global investors to make serious investments in Singapore. Singapore's investment magnetism is illustrated no better than by the investment of Dubai World and Elad Group in South Beach."

Dubai World, holding company for Istithmar Group, has an extraordinary global portfolio such as luxury hospitality investments like Kerzner International Hotel, Atlantis, The Palm, Dubai, Mandarin Oriental, New York and IHI Europe PLC. Their commercial properties include Park Avenue, New York and Trafalgar Square, London, with retail investments such as the famous Barneys New York and Loehmann's among others. With such extensive and strong credentials in investments all over the world, Dubai World's wide-ranging experience and resources will be invaluable to help shape South Beach into a spectacular development.

His Excellency Sultan Ahmed Bin Sulayem, Chairman of Dubai World, the holding company for Istithmar Group, said, "In our quest for excellence, we always seek to partner with the best and the most reputed business partners in different business arenas worldwide. By joining hands with global conglomerates, we are sure to utilise our collective expertise in developing a state-of-the art project that would be pivotal in the development and growth of the Singapore economy, particularly in the tourism, real estate and hospitality sectors and in creating numerous employment opportunities. This project, like any other venture by Dubai World, would clearly reflect our strategy of making the places we operate in better environments for living and working. Meant to be an Iconic eco-friendly structure, the South Beach will be a testament of our commitment to promoting green initiatives around the globe."

Similarly, the Elad Group is one of the leading privately owned real estate companies headquartered in North America with an outstanding track record for creating value through defining new construction and the restoration of magnificent landmark properties. It is presently moving forward with the second largest development in the world, the 16 million square foot Plaza Las Vegas. In addition to an elegant 7-star Plaza branded resort hotel, the extraordinary mixed-use development on a superb 35-acre site, the last available on The Strip, will also contain luxury residences, and a spectacular casino, spa and convention centre. It will be the first of the highest end Plaza branded developments in restored landmarks and magnificent new structures in key cities in North America, such as Boston, Washington, DC, Los Angeles and San Francisco, and around the world, such as Paris, London, Singapore, Shanghai, Tokyo and Rome. The broad spectrum of Elad's reach and experience in creating the highest end residential, hotel and mixed-use developments will be invaluable in assuring the highest standards of luxury and elegance in the creation of the south beach complex.

Prime among Elad's high profile projects is the US$400 million lobby to roof renovation of the celebrated landmark Plaza hotel in New York City. The iconic castle on the park is being restored to its 1907 glory and will continue to house the 7-star hotel, exclusive residences as well as a retail segment offering only high-end boutiques and restaurants, making it a "must-visit" destination for New Yorkers and tourists alike. Other key New York projects include the restoration of the O'neill building, the restoration and conversion of the Grand Madison and 21 Astor Place. In Los Angeles, Elad is developing the Carlyle, a luxury high rise condominium with commanding 360 degree views on the last such available site on the famed Wilshire corridor. Elad's portfolio of prime residential and commercial properties also extends to numerous other key cities across North America.

"We have come from different parts of the world to this global economic hub and tourist destination to join forces with the best talent in Singapore to create a landmark residential, commercial, retail and hotel complex at the strategic crossroads of the Civic District and Marina Centre," said Miki Naftali, President and CEO of Elad Group. "Our partnership is based on complementary strengths, rooted in an understanding of the region and driven by a passion to achieve excellence in design, a defining standard for 'green' architecture and unparalleled luxury and service. We are signing on for a journey that will build on the area's great tradition and fulfil its limitless potential," he said.

While each of all three partners brings to the table renowned hospitality brand names, the South Beach JV Consortium will remain open to evaluating other premium international brands and operators outside their combined portfolio. The consortium will jointly decide on the best combination and most appropriate brand and concept that would complement the overall concept and enhance the value of the project.

The Consortium intends to unveil South Beach on the global stage at MIPIM in March next year, as a key development under the Singapore Pavilion. The consortium will be leveraging on the opportunity to engage with international investors at MIPIM, and has confirmed its participation in this premier international real estate summit that is held annually in Cannes, France. In 2007, MIPIM saw the participation of over 2,500 companies in the exhibition, with a visitorship of more than 26,000 delegates from over 80 countries across the globe.

For more information, please contact:

Belinda Lee
Head
Corporate Communications
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110

CITY DEVELOPMENTS LIMITED

About City Developments Limited (CDL)

A property pioneer since 1963, City Developments Limited (CDL) is a listed international property and hotel conglomerate involved in real estate development and investment, hotel ownership and management, as well as the provision of hospitality solutions.

With a global presence in over 20 countries spanning Asia, Europe, North America and Australasia, CDL has more than 250 subsidiaries and associated companies together with 5 listed companies on notable stock exchanges.

Backed by a track record of some 20,000 luxurious and quality homes to its name, CDL's properties are synonymous with prestige, good value, outstanding quality and a choice investment.

CDL is one of the biggest landlords in Singapore with over 4 million square feet of lettable office, industrial, retail and residential space. It also owns one of the largest land banks amongst private developers with almost 4.5 million square feet that has the potential of being developed into more than 9 million square feet of gross floor area.

CDL strongly advocates a "Safe and Green" culture and has strict adherence to its Environmental, Health and Safety (EHS) policy which was instituted in 2003. CDL was the first private property developer in Singapore to be awarded the ISO 14001 (Environmental Management System) certification by the Building and Construction Authority for its commitment to raising environmental standards in its projects and incorporating eco-friendly features into its developments. CDL also received the OHSAS 18001 (Occupational Health and Safety Management System) certification for establishing an EHS policy to monitor the environmental impact of its operations and improve workplace safety.

Millennium & Copthorne Hotels plc (M&C), the London-listed international hotel arm of CDL, is a dynamic hotel group that owns and operates over 100 hotels in 18 countries around the world, with a number of them being located in major gateway cities. In Singapore, CDL Hospitality Trust is the largest hotel owner with over 2,300 rooms. CDL also has a dedicated subsidiary, the Hong Kong-listed City e-Solutions Limited, which provides technology solutions for the global hospitality industry.

Beyond its business operations, CDL believes in giving back to the community. It remains committed to an extensive range of Corporate Social Responsibility (CSR) programmes aimed at caring for the needy, raising awareness about the environment, nurturing the youth and promoting the arts. It has been listed on the coveted FTSE4Good Social Responsibility Index since 2002 and was conferred the prestigious Corporate Citizen Award by the National Volunteer & Philanthropy Centre in 2006.

About Dubai World

Dubai World is a holding company that manages and supervises the portfolio of businesses and projects for Dubai Government and works towards making Dubai the leading hub for the commerce and trading industry.

Dubai World contributes to the rapid economic growth of Dubai across a wide range of strategic industry segments ranging from Nakheel's unique real estate concepts; the iconic development of The Palm, DP World the third largest port operator in the world to segments as diverse as Investments, Leisure and Financial Services. In the past decade, creation of wealth has undergone a paradigm shift, with greater importance placed on acquisition and application of knowledge as the primary engine for economic growth all over the world.

Our business strategy is driven by a combination of acquisition and investment in diverse fields and is designed to deliver real, measurable results to Dubai World's business units and investment partners. A strong, visionary leadership has ensured that our ideas have always been innovative, ambitious and well thought out.

Our corporate philosophy is based on strong fundamentals, best ethical practices, integrity, healthy relationship between the management and workers and continuous interaction with stakeholders and partners.

Dubai World is firmly committed to make every country and community in which it operates a better place to live and work, knowing that the ongoing vitality of our host nation and local communities has a direct impact on the long term health of our business.

ELADGROUP

About Elad Group

The New York headquartered Elad Group is a leading international developer and owner of prime real estate including an impressive collection of luxury residential properties valued at more than US$7 billion. The highlight of Elad's portfolio—of any portfolio—is New York's iconic Plaza Hotel which is completing a US$400 million lobby to roof renovation restoring the storied landmark to its 1907 glory. The Plaza has achieved remarkable success. The Plaza Residences have recorded the highest sales prices in the United States - more than US$6,500 per square foot. The 282 room 7-star hotel will be opening shortly and the high end 160,000 square foot Plaza Retail Collection will be opening early 2008.

Elad also purchased the best, last remaining site on The Strip in Las Vegas and plans a colossal US$7 billion mixed-use residential, hotel, casino, resort, spa and convention complex on 35 acres. With some 16 million square feet of space, it is the second largest development in the world. The Plaza Las Vegas will be built on the former site of the frontier hotel which was demolished by implosion in a ceremony in November. The implosion drew many noted guests and was televised live and broadcast around the world and seen by more than 35 million viewers.

Elad will be introducing the Plaza brand to Las Vegas and all that it signifies in terms of defining elegance, luxury and lifestyle. The Plaza Hotel Las Vegas, opening in 2011, is the first planned expansion of the Plaza brand to great cities throughout the world, including Boston, Los Angeles, Paris, London, Singapore, Tokyo and Shanghai. Elad is also developing the last high-rise luxury condo on the world famous Wilshire corridor in Los Angeles, and with City Developments Limited, The Futura, a super luxury high rise residential condominium on the periphery of Orchard Road, Singapore's Fifth Avenue.

Elad owns additional quality residential and commercial properties in Europe, Asia and North America. It is the largest private real estate company in Canada. As a growth enterprise investing in high quality residential and commercial real estate, Elad's holdings are primarily located in the key Canadian markets of greater Montreal, Toronto and Ottowa. The portfolio comprises more than 20,000 rental apartments in Toronto and Montreal, as well as 8 million square feet of commercial buildings and strip malls. In addition, Elad is currently developing more than 8,000 new residential units in key locations. The company also has a major presence in Florida with a spectacular collection of more than 4,000 residential units with a market value in excess of US$1billion.

END